UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 39)

BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk

c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 10, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106	Page	2	of	4

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		11,913,162

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,913,162

WITH	10	SHARED DISPOSITIVE POWER

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,103,658

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 39 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as most recently amended by Amendment No. 38 thereto relating to the event date May 25, 2009 (as so amended, the “Schedule 13D”), with respect to the common shares, without par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 39, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)(i) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (i)  As of July 10, 2009, Mr. Melnyk beneficially owned 12,103,658 shares of Common Stock, consisting of 11,085,158 shares owned by EM Holdings B.V., 60,000 shares through Royal Healthcare Investment Corporation, a company controlled by Mr. Melnyk, 291,324 shares owned directly by Mr. Melnyk, 190,496 shares owned by Laura Melnyk (Mr. Melnyk’s wife), 300,000 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk, and 176,080 shares that are subject to security interests currently enforceable by Mr. Melnyk as described under Item 5(c) of the Schedule 13D. These holdings constitute in the aggregate approximately 7.6% of the shares of Common Stock outstanding. Except as described in this subparagraph (i), Mr. Melnyk does not beneficially own any shares of Common Stock.
Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:
     On July 10, 2009, EM Holdings B.V. sold 5,000,000 shares of Common Stock at a price per share of Cdn$15.25 in negotiated transactions on the Toronto Stock Exchange.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 13, 2009
/s/  Eugene Melnyk

Eugene Melnyk